SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2008
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Vice President and
Chief Financial Officer

Date: October 29, 2008

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the Second Quarter Ended September 30, 2008.

1-7-1 Konan, Minato-ku
Tokyo 108-0075 Japan
News & Information

No: 08-139E
3:00 P.M. JST, October 29, 2008

Consolidated Financial Results
for the Second Quarter Ended September 30, 2008

Tokyo, October 29, 2008 -- Sony Corporation today announced its consolidated results for the second quarter ended September 30, 2008 (July 1, 2008 to September 30, 2008).

●	Consolidated sales decreased 0.5% year-on-year; local currency sales increased 5%.
●
Operating income decreased due to the impact from the decline in the Japanese stock market on the Financial Services segment and a ¥60.7 billion gain on sale of a portion of the former headquarters site recorded in the same quarter of the previous fiscal year.

(Billions of yen, millions of U.S. dollars, except per share amounts)
Second quarter ended September 30
	2007	2008	Change in yen	2008	*
Sales and operating revenue	¥2,083.0	¥2,072.3	-0.5%	$19,926
Operating income **	111.6	11.0	-90.1	106
(Equity in net income of affiliated companies recorded within operating income)	21.1	1.1	-94.6	11
Income before income taxes **	109.1	7.3	-93.3	70
Net income	73.7	20.8	-71.8	200
Net income per share of common stock
— Basic	¥73.50	¥20.74	-71.8	$0.20
— Diluted	70.09	19.83	-71.7	0.19

Unless otherwise specified, all amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥104=U.S. $1, the approximate Tokyo foreign exchange market rate as of September 30, 2008.

** Effective from the first quarter of the fiscal year ending March 31, 2009,  Sony revised the presentation of its financial information to ensure that it is consistent with the way management views its consolidated operations.  Since Sony considers Sony Ericsson Mobile Communications AB (“Sony Ericsson”), S-LCD Corporation (“S-LCD”) and SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”) (which together constitute a majority of Sony’s equity investments) to be integral to Sony’s operations, Sony determined that the most appropriate method to report equity in net income or loss of all affiliated companies was as a component of operating income.  Of the above equity affiliates, the equity earnings from Sony Ericsson and S-LCD are recorded within the operating income of the Electronics segment and the equity earnings from SONY BMG are recorded within All Other.  In connection with this reclassification, consolidated operating income, operating income of each segment and consolidated income before income taxes for all prior periods have been reclassified to conform with the current quarter presentation.

Due to the above noted change in presentation of operating income to include equity in net income of affiliated companies, “sales and operating revenue less costs and expenses” is equivalent to the definition of operating income under the previous presentation.  For purposes of assisting investors comparing Sony’s current information with information under the prior presentation, the table below reconciles sales and operating revenue less costs and expenses to operating income as presented above:

(Billions of yen)
Second quarter ended September 30
	2007	2008
Sales and operating revenue less costs and expenses	¥90.5	¥9.9
Equity in net income of affiliated companies	21.1	1.1
Operating income	¥111.6	¥11.0

Sales and operating revenue less costs and expenses is not a presentation in accordance with U.S. GAAP.  It is presented as supplemental information for transition purposes and should be considered in addition to, not as a substitute for, Sony’s operating income and net income.

Consolidated Results for the Second Quarter Ended September 30, 2008

Sales and operating revenue (“sales”) decreased 0.5% compared to the same quarter of the previous fiscal year (“year-on-year”).

Electronics segment sales decreased 0.6% year-on-year due to the negative impact from the appreciation of the yen against the U.S. dollar despite higher sales of certain products, primarily BRAVIA LCD televisions and VAIO™ PCs.  In the Game segment, sales increased 10.3% year-on-year primarily as a result of an increase in sales of PLAYSTATION®3 (“PS3”) and PSP® (PlayStation Portable) (“PSP”).  In the Pictures segment, there was a 3.4% increase in sales year-on-year due to higher motion picture revenues, primarily from the strong worldwide theatrical performance of Hancock.  In the Financial Services segment, although revenue from insurance premiums at Sony Life Insurance Co., Ltd. (“Sony Life”) increased, segment revenue decreased by 36.1% year-on-year due to the impact of a significant decline in the Japanese stock market.

On a local currency basis, consolidated sales increased 5% year-on-year.  For references to sales on a local currency basis, see Note on page 8.

Operating income decreased 90.1% year-on-year.  One of the factors causing the year-on-year decrease in operating income was a more than ¥40 billion ($385 million) impact from the decline in the Japanese stock market on the Financial Services segment.  Additionally, operating income for the same quarter of the previous fiscal year included a ¥60.7 billion gain on the sale of a portion of Sony’s former headquarters site.

In the Electronics segment, operating income decreased significantly, mainly due to the deterioration of the cost of sales ratio, reflecting a decline in unit selling prices and a decrease in equity in net income for Sony Ericsson.  In the Game segment, operating loss decreased significantly year-on-year primarily due to PS3 hardware cost reductions and increased sales of PS3 software, as well as strong sales of PSP hardware.  In the Pictures segment, operating income increased mainly due to the increase in motion picture revenues described above.  In the Financial Services segment, operating income decreased significantly year-on-year due to a deterioration in profitability at Sony Life resulting from the significant decline in the Japanese stock market.

Restructuring charges of ¥0.9 billion ($9 million) were recorded as operating expenses this quarter compared to ¥18.5 billion in the same quarter of the previous fiscal year.

Equity in net income of affiliated companies recorded within operating income decreased 94.6% year-on-year to ¥1.1 billion ($11 million).  Sony recorded equity in net loss for Sony Ericsson of ¥1.6 billion ($15 million), compared to equity in net income of ¥21.1 billion in the same quarter of the previous fiscal year primarily due to a shift of the product mix to lower priced phones.  Sony also recorded equity in net loss of ¥3.1 billion ($30 million) for SONY BMG, a deterioration of ¥2.6 billion year-on-year, reflecting the impact of the timing of new releases, the continued decline of the worldwide physical music market and higher restructuring costs.  Equity in net income of ¥2.6 billion ($25 million) was recorded for S-LCD, a joint-venture with Samsung Electronics Co., Ltd., compared to equity in net loss of ¥0.5 billion in the same quarter of the previous fiscal year.

Income before income taxes was ¥7.3 billion ($70 million), a year-on-year decrease of 93.3%, due to the decrease in operating income discussed above.

Income taxes: During the quarter, Sony recorded an income tax benefit amounting to ¥8.9 billion ($86 million).  The benefit resulted from the utilization of tax credits and a reversal of tax reserves principally due to the favorable outcome of tax audits and litigation at certain Sony subsidiaries outside of Japan.

Minority interest in loss of consolidated subsidiaries was ¥4.6 billion ($44 million), compared with ¥0.5 billion income in the same quarter of the previous fiscal year.  Minority interest in loss was recorded during the quarter due to the recording of a loss at Sony Life.  Sony Life is a consolidated subsidiary of Sony Financial Holdings Inc. (“SFH”), in which Sony’s ownership decreased from 100% to 60% as a result of the global initial public offering of SFH shares in October 2007.

As a result of the changes in the items discussed above, net income decreased 71.8% year-on-year to ¥20.8 billion ($200 million).

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions and unallocated corporate expenses are eliminated.

Electronics
(Billions of yen, millions of U.S. dollars)
Second quarter ended September 30
	2007	2008	Change in yen	2008
Sales and operating revenue	¥1,663.1	¥1,653.3	-0.6%	$15,897
Operating income	127.2	75.6	-40.5	727

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased by 0.6% year-on-year (a 5% increase on a local currency basis) to ¥1,653.3 billion ($15,897 million) despite higher sales of certain products, primarily BRAVIA LCD televisions, which saw increased unit sales in all regions, VAIO PCs, which saw increased sales outside of Japan, and “α” digital single-lens reflex cameras.  This was more than offset by the negative impact from the appreciation of the yen against the U.S. dollar.  Sales to outside customers increased 1.7% year-on-year.

Operating income decreased by 40.5% year-on-year to ¥75.6 billion ($727 million).  This decrease was largely due to a deterioration of the cost of sales ratio as a result of a decline in unit selling prices and a decrease in equity in net income for Sony Ericsson.  With regard to products within the Electronics segment, while profitability improved for BRAVIA LCD televisions and image sensors, profit decreased for Cyber-shotTM compact digital cameras, which were impacted by a decrease in unit sales due to slowing market growth and price declines, VAIO PCs, which were impacted by severe competition and lower prices, and Handycam® video cameras, which saw a decrease in sales due to the contraction of the market.

Inventory, as of September 30, 2008, was ¥1,086.5 billion ($10,447 million), an increase of ¥79.9 billion, or 7.9%, compared with the level as of September 30, 2007 and an increase of ¥70.5 billion, or 6.9%, compared with the level as of June 30, 2008.

Operating Results for Sony Ericsson Mobile Communications AB

The following operating results for Sony Ericsson, which is accounted for by the equity method as Sony Corporation’s ownership percentage is 50%, are not consolidated in Sony’s consolidated financial statements.  However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance of Sony.  As previously stated, the equity earnings of Sony Ericsson are included in operating income of the Electronics segment.

(Millions of euro)
Quarter ended September 30
	2007	2008	Change in euro
Sales and operating revenue	€3,108	€2,808	-10%
Income (loss) before taxes	384	(13)	-
Net income (loss)	267	(18)	-

Sales for the quarter ended September 30, 2008 decreased 10% year-on-year mainly due to the impact of exchange rate fluctuations, as well as a shift of the product mix to lower priced phones.  Loss before taxes of €13 million was recorded, a significant deterioration year-on-year, due to continued price pressure at a time of adverse cost trends in the supplier base and strong competition particularly in Europe, which more than offset the contribution of new products introduced at the end of the quarter ended June 30, 2008.

Game
(Billions of yen, millions of U.S. dollars)
Second quarter ended September 30
	2007	2008	Change in yen	2008
Sales and operating revenue	¥243.4	¥268.5	+10.3%	$2,582
Operating income (loss)	(96.7)	(39.5)	-	(379)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased 10.3% year-on-year (a 15% increase on a local currency basis) to ¥268.5 billion ($2,582 million).

Hardware: Overall hardware sales increased as a result of an increase in sales of PS3 and PSP.  Sales of PlayStation®2 (“PS2”) decreased year-on-year.

Software: Despite an increase in PS3 and PSP software sales, overall software sales decreased as a result of a decrease in PS2 software sales.

An operating loss of ¥39.5 billion ($379 million) was reported, an improvement of ¥57.2 billion year-on-year.  The decrease in operating loss in the current quarter was primarily due to PS3 hardware cost reductions and increased sales of PS3 software, as well as strong sales of PSP hardware.

Worldwide hardware unit sales (increase/decrease year-on-year):
-->	PS2:	2.50 million units (a decrease of 0.78 million units)
-->	PSP:	3.18 million units (an increase of 0.60 million units)
-->	PS3:	2.43 million units (an increase of 1.12 million units)

Worldwide software unit sales (increase/decrease year-on-year):
-->	PS2:	23.1 million units (a decrease of 14.9 million units)
-->	PSP:	11.8 million units (a decrease of 0.8 million units)
-->	PS3:	21.1 million units (an increase of 10.7 million units)

Inventory, as of September 30, 2008, was ¥243.2 billion ($2,338 million), which represents a ¥4.6 billion decrease compared with the level as of September 30, 2007.  Inventory increased by ¥83.7 billion, or 52.5%, compared with the level as of June 30, 2008, due to increased inventory of PS3 and PSP hardware for the holiday sales season.

Pictures
(Billions of yen, millions of U.S. dollars)
Second quarter ended September 30
	2007	2008	Change in Yen	2008
Sales and operating revenue	¥189.6	¥196.1	+3.4%	$1,885
Operating income	3.7	11.0	+199.9	106

Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  The results presented above are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S. based operation which aggregates the results of its worldwide subsidiaries.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results are specified as being on “a U.S. dollar basis.”

Sales increased 3.4% year-on-year (13% increase on a U.S. dollar basis).  Sales increased due to higher motion picture revenues, primarily from the strong worldwide theatrical performance of Hancock.  In the same quarter of the prior year, there was no similar major theatrical release.  Other notable releases that contributed to the current quarter’s motion picture revenues included the theatrical releases of Step Brothers and Pineapple Express as well as the home entertainment releases of 21 and Vantage Point.

Operating income of ¥11.0 billion ($106 million) was recorded, a 199.9% increase year-on-year.  Operating income benefited from the higher motion picture revenues discussed above as well as higher equity income from the sale of a European cable television channel by an equity affiliate.

Financial Services
(Billions of yen, millions of U.S. dollars)
Second quarter ended September 30
	2007	2008	Change in yen	2008
Financial service revenue	¥157.5	¥100.7	-36.1%	$968
Operating income (loss)	23.1	(25.3)	-	(243)

In Sony's Financial Services segment, results include SFH and SFH's consolidated subsidiaries such as Sony Life, Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”), as well as Sony Finance International Inc.  Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  Therefore, the results of Sony Life shown below differ from the results that SFH and Sony Life disclose on a Japanese statutory basis.  As a result of the global initial public offering of SFH shares in October 2007, Sony Corporation’s ownership percentage in SFH is 60%.  Consolidated results for SFH continue to be presented in Sony’s consolidated financial statements along with a minority interest component.

Financial service revenue decreased 36.1% year-on-year due to a decrease in revenue at Sony Life.  Revenue at Sony Life was ¥72.8 billion ($700 million), a ¥51.6 billion or 41.5% decrease year-on-year.  Revenue decreased year-on-year due to increased net valuation losses from convertible bonds and impairment losses on equity securities in the general account and net losses from investments in the separate account, brought on by a significant decline in the Japanese stock market.  Partially offsetting this was an increase in revenue from insurance premiums reflecting an increase in insurance-in-force.

An operating loss of ¥25.3 billion ($243 million) was recorded as the result of a deterioration in profitability at Sony Life.  The operating loss at Sony Life was ¥25.5 billion ($245 million), compared to operating income of ¥17.7 billion in the same quarter of the previous fiscal year.  This decrease was mainly due to increased net valuation losses from convertible bonds and impairment losses on equity securities in the general account which more than offset the contribution from increased revenue from insurance premiums at Sony Life.

All Other
(Billions of yen, millions of U.S. dollars)
Second quarter ended September 30
	2007	2008	Change in yen	2008
Sales and operating revenue	¥95.2	¥90.3	-5.2%	$868
Operating income	10.6	3.5	-66.7	34

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased 5.2% year-on-year.  Although sales of So-net Entertainment Corporation increased due to higher fee revenue from broadband connection services, especially fiber-optic, overall segment sales decreased due to a decrease in sales at Sony Music Entertainment (Japan) Inc. (“SMEJ”).

Sales at SMEJ decreased year-on-year mainly due to a decrease in album sales resulting from a decline in the physical music market.  SMEJ’s best-selling albums during the quarter included PANIC FANCY by ORANGE RANGE and COLOR CHANGE! by CRYSTAL KAY.

Operating income decreased 66.7% year-on-year primarily due to the decreased sales at SMEJ discussed above and a deterioration in equity in net income (loss) for SONY BMG.

Operating Results for SONY BMG MUSIC ENTERTAINMENT

The following operating results for SONY BMG, accounted for by the equity method as Sony Corporation’s ownership percentage during the quarter ended September 30, 2008 was 50%, are not consolidated in Sony’s consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance of Sony.  As previously stated, the equity earnings of SONY BMG have been included in operating income of All Other.

	2007	2008	Change in U.S. dollars

Sales and operating revenue	$851	$762	-11%
Income (loss) before income taxes	8	(45)	-
Net income (loss)	(8)	(57)	-

During the quarter ended September 30, 2008, sales at SONY BMG decreased by 11% year-on-year primarily due to the timing of new releases combined with the continued decline in the worldwide physical music market not being offset by growth in digital product sales.  SONY BMG recorded a loss before income taxes of $45 million for the quarter ended September 30, 2008 compared to income before income taxes of $8 million that was recorded in the same quarter of the previous fiscal year.  The loss for the period reflects the impact of the lower revenue as well as a year-on-year increase in restructuring costs of $4 million.  Best selling releases during the quarter included Kings of Leon’s Only by the Night, AC/DC’s No Bull, and Paul Potts’ One Chance.

On October 1, 2008, Sony completed the previously announced acquisition of Bertelsmann AG’s (“Bertelsmann”) 50% stake in SONY BMG.  The music company, to be called Sony Music Entertainment (SME), became a wholly owned subsidiary of Sony.  The transaction was structured as follows:  First, a portion of Bertelsmann’s interest in SONY BMG was redeemed for approximately $600 million of cash by SONY BMG.  Sony then purchased the remaining interest from Bertelsmann for approximately $600 million.  As a result, Bertelsmann received approximately $900 million in value for its 50% stake plus $300 million of its share of cash on SONY BMG's balance sheet.  Sony views this as approximately $600 million net cash cost as it did not consolidate SONY BMG’s cash.  In addition, Bertelsmann acquired a limited amount (less than 1% of SONY BMG’s revenues in calendar year 2007) of selected European music catalog assets from SONY BMG.  The parties also will continue to share the company’s manufacturing and distribution requirements between Sony’s manufacturing subsidiary, Sony DADC, and Bertelsmann’s services company, Arvato Digital Services GmbH (“Arvato”), by extending agreements with Arvato for additional terms of up to six years.  Effective October 1, 2008, SONY BMG will be consolidated by Sony.

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-4 and F12, respectively.

Operating Activities: During the six months ended September 30, 2008, there was a net cash outflow of ¥144.1 billion ($1,385 million) in operating activities, an increase of ¥75.0 billion, or 108.7% year-on-year.  For all segments excluding the Financial Services segment, ¥257.1 billion ($2,471 million) of net cash was used in operating activities, an increase of ¥126.6 billion, or 97.0% year-on-year.  The Financial Services segment had a net cash inflow of ¥116.4 billion ($1,119 million) from operating activities, an increase of ¥49.3 billion, or 73.4% year-on-year.

During the six months ended September 30, 2008, with respect to all segments excluding the Financial Services segment, the major cash outflow factors included increases in inventory, particularly within the Electronics and Game segments, and income tax payments.  This exceeded cash inflow, which included an increase in notes and accounts payable, trade and a cash contribution from net income, after taking into account depreciation and amortization.  The Financial Services segment generated net cash mainly from an increase in revenue from insurance premiums reflecting a steady increase in insurance-in-force at Sony Life.

Compared with the same period of the previous fiscal year, within all segments excluding the Financial Services segment, net cash used increased mainly as a result of an increase in income tax payments.  Within the Financial Services segment, net cash generated increased year-on-year mainly due to an increase in revenue from insurance premiums reflecting a steady increase in insurance-in-force at Sony Life.

Investing Activities: During the six months ended September 30, 2008, Sony used ¥488.1 billion ($4,693 million) of net cash in investing activities, a decrease of ¥60.7 billion, or 11.1% year-on-year.  For all segments excluding the Financial Services segment, ¥170.9 billion ($1,644 million) of net cash was used in investing activities, an increase of ¥16.6 billion, or 10.7% year-on-year.  The Financial Services segment used ¥334.0 billion ($3,211 million) in net cash, a decrease of ¥54.7 billion, or 14.1% year-on-year.

During the six months ended September 30, 2008, with respect to all segments excluding the Financial Services segment, payments for items such as purchases of manufacturing equipment in the Electronics segment and the acquisitions of Gracenote, Inc. and 2waytraffic N.V. exceeded proceeds generated mainly from the sales of semiconductor fabrication equipment.  Within the Financial Services segment, payments for investments carried out at Sony Life, and payments for advances carried out at Sony Bank, where operations are expanding, exceeded proceeds mainly from the maturities and sales of marketable securities and collections of advances.

Compared with the same period of the previous fiscal year, net cash used in investing activities increased within all segments excluding the Financial Services segment.  The net cash outflows for the six months ended September 30, 2008, as described above, exceeded the prior year’s net cash outflows which were partially offset by the proceeds from the sale of a portion of Sony’s former headquarters site.  On the other hand, net cash used in investing activities within the Financial Services segment decreased year-on-year mainly due to a decrease in payments for investments, carried out primarily at Sony Life.

In all segments excluding the Financial Services segment, net cash used by operating and investing activities combined was ¥428.0 billion ($4,116 million), an increase of ¥143.2 billion compared to net cash used of ¥284.9 billion in the same period of the previous fiscal year.

Financing Activities: During the six months ended September 30, 2008, ¥236.6 billion ($2,275 million) of net cash was provided by financing activities, a decrease of ¥210.6 billion, or 47.1% year-on-year.  For all segments excluding the Financial Services segment, there was a net cash inflow of ¥2.9 billion ($28 million) in financing activities, a decrease of ¥216.5 billion compared to a net cash inflow of ¥219.4 billion in the same period of the previous fiscal year.  This was primarily due to an issuance of commercial paper in the same period of the previous fiscal year.  There was no similar issuance this fiscal year. In the Financial Services segment, as a result of an increase in policyholder accounts at Sony Life and an increase in deposits from customers at Sony Bank, financing activities generated ¥247.1 billion ($2,376 million) of net cash, an increase of ¥30.8 billion, or 14.2% year-on-year.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in the exchange rate, the total outstanding balance of cash and cash equivalents at September 30, 2008 was ¥700.9 billion ($6,740 million), a decrease of ¥385.5 billion, or 35.5% compared with the balance as of March 31, 2008.  This is an increase of ¥73.9 billion, or 11.8% compared with the balance as of September 30, 2007.  The outstanding balance of cash and cash equivalents of all segments excluding the Financial Services segment, was ¥533.7 billion ($5,131 million), a decrease of ¥415.1 billion, or 43.7% compared with the balance as of March 31, 2008.  This is an increase of ¥78.5 billion, or 17.3% compared with the balance as of September 30, 2007.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was ¥167.3 billion ($1,608 million), an increase of ¥29.5 billion, or 21.5% compared with the balance as of March 31, 2008.  This is a decrease of ¥4.6 billion, or 2.7% compared with the balance as of September 30, 2007.

Note

During the quarter ended September 30, 2008, the average value of the yen was ¥106.7 against the U.S. dollar and ¥160.4 against the euro, which was 9.6% higher against the U.S. dollar and remained flat against the euro, compared with the average rates for the same quarter of the previous fiscal year.

Sales on a local currency basis described herein reflect sales obtained by applying the yen’s monthly average exchange rate in the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current quarter.  Sales on a local currency basis are not reflected in Sony’s consolidated financial statements and are not measures conforming with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a local currency basis provides additional useful analytical information to investors regarding operating performance of Sony.

Outlook for the Fiscal Year ending March 31, 2009

Our forecast for the fiscal year ending March 31, 2009, as revised on October 23, 2008, is as per the table below:

	(Billions of yen)
		Change from
	Current	March 31, 2008
	Forecast	Actual Results
Sales and operating revenue	¥9,000	+1%
Operating income	200	-58
(Equity in net income of affiliated companies)	0	-100
Income before income taxes	210	-63
Net income	150	-59

Assumed foreign currency exchange rates for the second half of the fiscal year: approximately ¥100 to the U.S. dollar and approximately ¥140 to the euro.

This forecast is based on management’s current expectations and is subject to uncertainty and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

As noted above, our current forecast was prepared based on assumed foreign currency exchange rates of approximately ¥100 to the U.S. dollar and approximately ¥140 to the euro.  Although Sony has hedged a portion of its sales for the second half of the fiscal year, the unprecedented foreign exchange rate fluctuations occurring in most currencies since the current forecast was prepared may further negatively impact the current forecast.

As is our policy, the effects of gains and losses on investments held by Sony Life due to market fluctuations since the end of the quarter, September 30, 2008, have not been incorporated within the above forecast as we cannot predict where the financial markets will be at the end of the fiscal year ended March 31, 2009.  Accordingly, these market fluctuations could further negatively impact the current forecast.

Our forecast for capital expenditures, depreciation and amortization, and research and development expenses, as per the table below, is unchanged from the forecast announced on July 29, 2008.

(Billions of yen)
	July Forecast	Change from previous fiscal year
Capital expenditures (additions to fixed assets) *	¥430	+28%
Depreciation and amortization**	420	-2
(Depreciation expenses for tangible assets)	330	0
Research and development expenses	540	+4

* Investments in equity affiliates are not included within the forecast for capital expenditures.
** The forecast for depreciation and amortization includes amortization of intangible assets and amortization of deferred insurance acquisition costs.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “may” or “might” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending as well as the recent worldwide crisis in the financial markets and housing sectors; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including newly introduced platforms within the Game segment, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and the music business); (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and increasing production capacity; (v) Sony’s ability to implement successfully business reorganization activities in its Electronics segment; (vi) Sony’s ability to implement successfully its network strategy for its Electronics, Game and Pictures segments, and All Other, including the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and the music business in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (viii) Sony’s ability to maintain product quality (particularly in the Electronics and Game segments); (ix) the success of Sony’s joint ventures and alliances; (x) the outcome of pending legal and/or regulatory proceedings; (xi) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; and (xii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment.  Risks and uncertainties also include the impact of any future events with material adverse impacts.

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	September 30						March 31
ASSETS	2007	2008	Change from 2007			2008	2008
Current assets:
Cash and cash equivalents	¥626,984	¥700,923	¥	+73,939	+11.8%	$6,740	¥1,086,431
Call loan in the banking business	271,638	325,765		+54,127	+19.9	3,132	352,569
Marketable securities	495,143	475,158		-19,985	-4.0	4,569	427,709
Notes and accounts receivable, trade	1,429,133	1,206,065		-223,068	-15.6	11,597	1,183,620
Allowance for doubtful accounts and sales returns	(106,207)	(71,974)		+34,233	-32.2	(692)	(93,335)
Inventories	1,262,152	1,365,392		+103,240	+8.2	13,129	1,021,595
Deferred income taxes	257,480	230,419		-27,061	-10.5	2,216	237,073
Prepaid expenses and other current assets	757,672	897,764		+140,092	+18.5	8,631	794,001
	4,993,995	5,129,512		+135,517	+2.7	49,322	5,009,663

Film costs	319,936	324,118		+4,182	+1.3	3,117	304,243

Investments and advances:
Affiliated companies	434,159	333,236		-100,923	-23.2	3,204	381,188
Securities investments and other	3,636,241	4,187,704		+551,463	+15.2	40,267	3,954,460
	4,070,400	4,520,940		+450,540	+11.1	43,471	4,335,648

Property, plant and equipment:
Land	168,985	157,888		-11,097	-6.6	1,518	158,289
Buildings	992,839	911,878		-80,961	-8.2	8,768	903,116
Machinery and equipment	2,555,014	2,417,791		-137,223	-5.4	23,248	2,483,016
Construction in progress	62,710	80,480		+17,770	+28.3	774	55,740
Less-Accumulated depreciation	(2,366,962)	(2,339,054)		+27,908	-1.2	(22,491)	(2,356,812)
	1,412,586	1,228,983		-183,603	-13.0	11,817	1,243,349
Other assets:
Intangibles, net	274,229	307,447		+33,218	+12.1	2,956	263,490
Goodwill	306,837	341,207		+34,370	+11.2	3,281	304,423
Deferred insurance acquisition costs	399,244	401,324		+2,080	+0.5	3,859	396,819
Deferred income taxes	231,074	210,915		-20,159	-8.7	2,028	198,666
Other	462,559	507,970		+45,411	+9.8	4,884	496,438
	1,673,943	1,768,863		+94,920	+5.7	17,008	1,659,836
	¥12,470,860	¥12,972,416	¥	+501,556	+4.0%	$124,735	¥12,552,739

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	¥303,338	¥71,215		¥-232,123	-76.5%	$685	¥63,224
Current portion of long-term debt	23,797	378,313		+354,516	+1,489.8	3,638	291,879
Notes and accounts payable, trade	1,186,260	1,228,377		+42,117	+3.6	11,811	920,920
Accounts payable, other and accrued expenses	974,155	987,859		+13,704	+1.4	9,499	896,598
Accrued income and other taxes	115,347	51,318		-64,029	-55.5	493	200,803
Deposits from customers in the banking business	888,443	1,338,223		+449,780	+50.6	12,868	1,144,399
Other	485,296	456,412		-28,884	-6.0	4,388	505,544
	3,976,636	4,511,717		+535,081	+13.5	43,382	4,023,367

Long-term liabilities:
Long-term debt	1,015,239	649,414		-365,825	-36.0	6,244	729,059
Accrued pension and severance costs	180,245	221,084		+40,839	+22.7	2,126	231,237
Deferred income taxes	293,538	238,631		-54,907	-18.7	2,295	268,600
Future insurance policy benefits and other	3,182,692	3,420,503		+237,811	+7.5	32,889	3,298,506
Other	277,055	236,521		-40,534	-14.6	2,275	260,032
	4,948,769	4,766,153		-182,616	-3.7	45,829	4,787,434

Minority interest in consolidated subsidiaries	36,597	262,630		+226,033	+617.6	2,525	276,849

Stockholders' equity:
Capital stock	629,243	630,765		+1,522	+0.2	6,065	630,576
Additional paid-in capital	1,147,507	1,153,571		+6,064	+0.5	11,092	1,151,447
Retained earnings	1,842,655	2,085,045		+242,390	+13.2	20,049	2,059,361
Accumulated other comprehensive income	(106,542)	(432,571)		-326,029	+306.0	(4,160)	(371,527)
Treasury stock, at cost	(4,005)	(4,894)		-889	+22.2	(47)	(4,768)
	3,508,858	3,431,916		-76,942	-2.2	32,999	3,465,089
	¥12,470,860	¥12,972,416	¥	+501,556	+4.0%	$124,735	¥12,552,739

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
							Fiscal year
	Three months ended September 30						ended March 31
	2007	2008	Change from 2007			2008	2008
Sales and operating revenue:
Net sales	¥1,903,932	¥1,950,289	¥	+46,357	+2.4%	$18,753	¥8,201,839
Financial service revenue	151,109	97,469		-53,640	-35.5	937	553,216
Other operating revenue	27,996	24,547		-3,449	-12.3	236	116,359
	2,083,037	2,072,305		-10,732	-0.5	19,926	8,871,414
Costs and expenses:
Cost of sales	1,504,207	1,514,812		+10,605	+0.7	14,566	6,290,022
Selling, general and administrative	410,213	419,888		+9,675	+2.4	4,037	1,714,445
Financial service expenses	125,697	121,641		-4,056	-3.2	1,170	530,306
(Gain) loss on sale, disposal or impairment of assets, net	(47,550)	6,061		+53,611	-	58	(37,841)
	1,992,567	2,062,402		+69,835	+3.5	19,831	8,496,932

Equity in net income of affiliated companies	21,146	1,145		-20,001	-94.6	11	100,817

Operating income	111,616	11,048		-100,568	-90.1	106	475,299

Other income:
Interest and dividends	5,235	6,531		+1,296	+24.8	63	34,272
Foreign exchange gain, net	7,904	—		-7,904	-	—	5,571
Gain on sale of securities investments, net	—	319		+319	-	3	5,504
Gain on change in interest in subsidiaries and equity investees	14	336		+322	+2,300.0	3	82,055
Other	4,528	6,620		+2,092	+46.2	64	22,045
	17,681	13,806		-3,875	-21.9	133	149,447

Other expenses:
Interest	6,493	6,611		+118	+1.8	64	22,931
Loss on devaluation of securities investments	9,364	502		-8,862	-94.6	5	13,087
Loss on sale of securities investments, net	38	—		-38	-	—	—
Foreign exchange loss, net	—	6,803		+6,803	-	65	—
Other	4,332	3,631		-701	-16.2	35	21,594
	20,227	17,547		-2,680	-13.2	169	57,612

Income before income taxes	109,070	7,307		-101,763	-93.3	70	567,134

Income taxes	34,879	(8,935)		-43,814	-	(86)	203,478

Income before minority interest	74,191	16,242		-57,949	-78.1	156	363,656

Minority interest in income (loss) of consolidated subsidiaries	476	(4,574)		-5,050	-	(44)	(5,779)

Net income	¥73,715	¥20,816		¥-52,899	-71.8	$200	¥369,435

Per share data:
Common stock
Net income
— Basic	¥73.50	¥20.74		¥-52.76	-71.8	$0.20	¥368.33
— Diluted	70.09	19.83		-50.26	-71.7	0.19	351.10

	(Millions of yen, millions of U.S. dollars, except per share amounts)
							Fiscal year
	Six months ended September 30						ended March 31
	2007	2008	Change from 2007			2008	2008
Sales and operating revenue:
Net sales	¥3,672,084	¥3,725,551	¥	+53,467	+1.5%	$35,823	¥8,201,839
Financial service revenue	328,161	275,851		-52,310	-15.9	2,652	553,216
Other operating revenue	59,302	49,947		-9,355	-15.8	480	116,359
	4,059,547	4,051,349		-8,198	-0.2	38,955	8,871,414
Costs and expenses:
Cost of sales	2,833,109	2,882,477		+49,368	+1.7	27,716	6,290,022
Selling, general and administrative	814,337	814,137		-200	-0.0	7,828	1,714,445
Financial service expenses	271,118	269,425		-1,693	-0.6	2,591	530,306
(Gain) loss on sale, disposal or impairment of assets, net	(48,810)	4,208		+53,018	-	41	(37,841)
	3,869,754	3,970,247		+100,493	+2.6	38,176	8,496,932

Equity in net income of affiliated companies	43,111	3,385		-39,726	-92.1	33	100,817

Operating income	232,904	84,487		-148,417	-63.7	812	475,299

Other income:
Interest and dividends	14,695	14,313		-382	-2.6	138	34,272
Foreign exchange gain, net	—	—		—	-	—	5,571
Gain on sale of securities investments, net	1,342	461		-881	-65.6	4	5,504
Gain on change in interest in subsidiaries and equity investees	14	324		+310	+2,214.3	3	82,055
Other	10,980	11,803		+823	+7.5	114	22,045
	27,031	26,901		-130	-0.5	259	149,447

Other expenses:
Interest	13,537	11,427		-2,110	-15.6	110	22,931
Loss on devaluation of securities investments	9,405	1,442		-7,963	-84.7	14	13,087
Foreign exchange loss, net	11,012	19,730		+8,718	+79.2	190	—
Other	11,188	8,560		-2,628	-23.5	82	21,594
	45,142	41,159		-3,983	-8.8	396	57,612

Income before income taxes	214,793	70,229		-144,564	-67.3	675	567,134

Income taxes	74,529	10,066		-64,463	-86.5	97	203,478

Income before minority interest	140,264	60,163		-80,101	-57.1	578	363,656

Minority interest in income (loss) of consolidated subsidiaries	94	4,370		+4,276	+4,548.9	42	(5,779)

Net income	¥140,170	¥55,793		¥-84,377	-60.2	$536	¥369,435

Per share data:
Common stock
Net income
— Basic	¥139.79	¥55.60		¥-84.19	-60.2	$0.53	¥368.33
— Diluted	133.22	53.11		-80.11	-60.1	0.51	351.10

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
				Fiscal year
	Six months ended September 30			ended March 31
	2007	2008	2008	2008
Cash flows from operating activities:
Net income	¥140,170	¥55,793	$536	¥369,435
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs	204,576	195,026	1,875	428,010
Amortization of film costs	163,160	125,271	1,205	305,468
Stock-based compensation expense	1,798	1,967	19	4,130
Accrual for pension and severance costs, less payments	(10,468)	(11,143)	(107)	(17,589)
(Gain) loss on sale, disposal or impairment of assets, net	(48,810)	4,208	41	(37,841)
Gain on sale or loss on devaluation of securities investments, net	8,063	981	10	7,583
Loss on revaluation of marketable securities held in the financial service business for trading purpose, net	4,114	26,312	253	56,543
Gain on change in interest in subsidiaries and equity investees	(14)	(324)	(3)	(82,055)
Deferred income taxes	(17,605)	(36,937)	(355)	20,040
Equity in net (income) losses of affiliated companies, net of dividends	2,410	28,164	271	(13,527)
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	47,824	(43,857)	(422)	185,651
Increase in inventories	(320,912)	(364,438)	(3,504)	(140,725)
Increase in film costs	(181,942)	(135,025)	(1,298)	(353,343)
Increase (decrease) in notes and accounts payable, trade	6,249	297,840	2,864	(235,459)
Increase (decrease) in accrued income and other taxes	55,494	(137,391)	(1,321)	138,872
Increase in future insurance policy benefits and other	78,603	78,754	757	166,356
Increase in deferred insurance acquisition costs	(33,172)	(35,122)	(338)	(62,951)
Increase in marketable securities held in the financial service business for trading purpose	(45,649)	(26,057)	(251)	(57,271)
Increase in other current assets	(95,484)	(230,880)	(2,220)	(24,312)
Increase (decrease) in other current liabilities	28,464	(1,379)	(13)	51,838
Other	(55,904)	64,159	616	48,831
Net cash provided by (used in) operating activities	(69,035)	(144,078)	(1,385)	757,684

Cash flows from investing activities:
Payments for purchases of fixed assets	(232,311)	(236,183)	(2,271)	(474,552)
Proceeds from sales of fixed assets	73,898	139,867	1,345	144,741
Payments for investments and advances by financial service business	(939,979)	(823,116)	(7,915)	(2,283,491)
Payments for investments and advances (other than financial service business)	(71,472)	(73,226)	(704)	(103,082)
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	569,844	500,942	4,817	1,441,496
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	44,735	4,016	39	51,947
Proceeds from sales of subsidiaries' and equity investees' stocks	928	—	—	307,133
Other	5,506	(406)	(4)	5,366
Net cash used in investing activities	(548,851)	(488,106)	(4,693)	(910,442)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	22,867	12,055	116	31,093
Payments of long-term debt	(23,697)	(9,408)	(91)	(34,701)
Increase in short-term borrowings, net	242,231	12,237	118	15,838
Increase in deposits from customers in the financial service business, net	202,568	237,183	2,281	485,965
Increase in call money and bills sold in the banking business, net	14,000	—	—	—
Dividends paid	(12,537)	(12,517)	(121)	(25,098)
Proceeds from issuance of shares under stock-based compensation plans	4,742	378	4	7,484
Proceeds from issuance of stocks by subsidiaries	—	—	—	28,943
Other	(2,982)	(3,343)	(32)	(4,006)
Net cash provided by financing activities	447,192	236,585	2,275	505,518

Effect of exchange rate changes on cash and cash equivalents	(2,221)	10,091	97	(66,228)

Net increase (decrease) in cash and cash equivalents	(172,915)	(385,508)	(3,706)	286,532
Cash and cash equivalents at beginning of the fiscal year	799,899	1,086,431	10,446	799,899

Cash and cash equivalents at the end of the period	¥626,984	¥700,923	$6,740	¥1,086,431

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue	2007	2008	Change	2008
Electronics
Customers	¥1,436,773	¥1,461,081	+1.7%	$14,049
Intersegment	226,287	192,229		1,848
Total	1,663,060	1,653,310	-0.6	15,897

Game
Customers	229,232	245,427	+7.1	2,360
Intersegment	14,192	23,119		222
Total	243,424	268,546	+10.3	2,582

Pictures
Customers	188,820	196,079	+3.8	1,885
Intersegment	776	—		—
Total	189,596	196,079	+3.4	1,885

Financial Services
Customers	151,109	97,469	-35.5	937
Intersegment	6,395	3,234		31
Total	157,504	100,703	-36.1	968

All Other
Customers	77,103	72,249	-6.3	695
Intersegment	18,094	18,033		173
Total	95,197	90,282	-5.2	868

Elimination	(265,744)	(236,615)	-	(2,274)
Consolidated total	¥2,083,037	¥2,072,305	-0.5%	$19,926

Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.
Game intersegment amounts primarily consist of transactions with the Electronics segment.
All Other intersegment amounts primarily consist of transactions with the Electronics, Game and Pictures segments.

Operating income (loss)	2007	2008	Change	2008
Electronics	¥127,221	¥75,646	-40.5%	$727
Game	(96,686)	(39,465)	-	(379)
Pictures	3,664	10,987	+199.9	106
Financial Services	23,137	(25,279)	-	(243)
All Other	10,626	3,542	-66.7	34
Total	67,962	25,431	-62.6	245

Corporate and elimination	43,654	(14,383)	-	(139)
Consolidated total	¥111,616	¥11,048	-90.1%	$106

The 2007 segment disclosure above has been revised to reflect the reclassification discussed in Note 5.

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sales and operating revenue	2007	2008	Change	2008
Electronics
Customers	¥2,752,822	¥2,811,672	+2.1%	$27,035
Intersegment	339,567	280,752		2,700
Total	3,092,389	3,092,424	+0.0	29,735

Game
Customers	413,141	460,419	+11.4	4,427
Intersegment	26,865	37,742		363
Total	440,006	498,161	+13.2	4,790

Pictures
Customers	420,218	355,717	-15.3	3,420
Intersegment	776	—		—
Total	420,994	355,717	-15.5	3,420

Financial Services
Customers	328,161	275,851	-15.9	2,652
Intersegment	14,183	7,877		76
Total	342,344	283,728	-17.1	2,728

All Other
Customers	145,205	147,690	+1.7	1,421
Intersegment	34,169	34,731		333
Total	179,374	182,421	+1.7	1,754

Elimination	(415,560)	(361,102)	-	(3,472)
Consolidated total	¥4,059,547	¥4,051,349	-0.2%	$38,955

Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.
Game intersegment amounts primarily consist of transactions with the Electronics segment.
All Other intersegment amounts primarily consist of transactions with the Electronics, Game and Pictures segments.

Operating income (loss)	2007	2008	Change	2008
Electronics	¥230,752	¥119,997	-48.0%	$1,154
Game	(125,892)	(34,047)	-	(327)
Pictures	8,303	2,725	-67.2	26
Financial Services	56,890	5,298	-90.7	51
All Other	19,507	10,264	-47.4	98
Total	189,560	104,237	-45.0	1,002

Corporate and elimination	43,344	(19,750)	-	(190)
Consolidated total	¥232,904	¥84,487	-63.7%	$812

The 2007 segment disclosure above has been revised to reflect the reclassification discussed in Note 5.

Electronics Sales and Operating Revenue to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue	2007	2008	Change	2008
Audio	¥128,998	¥121,592	-5.7%	$1,169
Video	316,024	297,262	-5.9	2,858
Televisions	309,300	364,492	+17.8	3,505
Information and Communications	269,755	277,749	+3.0	2,671
Semiconductors	56,707	59,123	+4.3	568
Components	216,120	211,631	-2.1	2,035
Other	139,869	129,232	-7.6	1,243
Total	¥1,436,773	¥1,461,081	+1.7%	$14,049

	Six months ended September 30
Sales and operating revenue	2007	2008	Change	2008
Audio	¥254,489	¥235,161	-7.6%	$2,261
Video	653,412	612,676	-6.2	5,891
Televisions	544,509	676,030	+24.2	6,500
Information and Communications	502,755	506,817	+0.8	4,873
Semiconductors	116,257	117,873	+1.4	1,134
Components	405,171	400,505	-1.2	3,851
Other	276,229	262,610	-4.9	2,525
Total	¥2,752,822	¥2,811,672	+2.1%	$27,035

The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information on page F-5 and F-6.
The Electronics segment is managed as a single operating segment by Sony’s management. However, Sony believes that the information in this table is useful to investors in understanding the product categories in this business segment.
Commencing April 1, 2008, Sony has partially realigned its product category configuration in the Electronics segment. Accordingly, results for the same period of the previous fiscal year have been reclassified.

Geographic Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue	2007	2008	Change	2008
Japan	¥518,627	¥418,852	-19.2%	$4,027
United States	509,802	495,842	-2.7	4,768
Europe	491,666	519,418	+5.6	4,994
Other Areas	562,942	638,193	+13.4	6,137
Total	¥2,083,037	¥2,072,305	-0.5%	$19,926

	Six months ended September 30
Sales and operating revenue	2007	2008	Change	2008
Japan	¥1,035,131	¥938,165	-9.4%	$9,021
United States	978,526	929,342	-5.0	8,936
Europe	967,946	981,107	+1.4	9,433
Other Areas	1,077,944	1,202,735	+11.6	11,565
Total	¥4,059,547	¥4,051,349	-0.2%	$38,955

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.
These presentations are not in accordance with U.S. GAAP, which is used by Sony to prepare its consolidated financial statements.
However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.
Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.

Condensed Balance Sheet
	(Millions of yen, millions of U.S. dollars)
Financial Services	September 30			March 31
ASSETS	2007	2008	2008	2008
Current assets:
Cash and cash equivalents	¥171,861	¥167,266	$1,608	¥137,721
Call loan in the banking business	271,638	325,765	3,132	352,569
Marketable securities	492,143	471,873	4,537	424,709
Other	298,279	278,878	2,682	290,120
	1,233,921	1,243,782	11,959	1,205,119

Investments and advances	3,538,870	4,119,099	39,607	3,879,877
Property, plant and equipment	38,217	30,277	291	38,512
Other assets:
Deferred insurance acquisition costs	399,244	401,324	3,859	396,819
Other	102,398	119,410	1,148	105,332
	501,642	520,734	5,007	502,151
	¥5,312,650	¥5,913,892	$56,864	¥5,625,659
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥75,128	¥66,297	$637	¥44,408
Notes and accounts payable, trade	14,192	15,995	154	16,376
Deposits from customers in the banking business	888,443	1,338,223	12,868	1,144,399
Other	142,004	182,187	1,752	157,773
	1,119,767	1,602,702	15,411	1,362,956

Long-term liabilities:
Long-term debt	119,760	107,103	1,030	111,771
Future insurance policy benefits and other	3,182,692	3,420,503	32,889	3,298,506
Other	225,458	190,330	1,829	211,130
	3,527,910	3,717,936	35,748	3,621,407

Minority interest in consolidated subsidiaries	5,310	1,018	10	919
Stockholders' equity	659,663	592,236	5,695	640,377
	¥5,312,650	¥5,913,892	$56,864	¥5,625,659

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	September 30			March 31
ASSETS	2007	2008	2008	2008
Current assets:
Cash and cash equivalents	¥455,123	¥533,657	$5,132	¥948,710
Marketable securities	3,000	3,285	32	3,000
Notes and accounts receivable, trade	1,305,752	1,127,982	10,846	1,083,489
Other	2,033,075	2,273,177	21,856	1,801,468
	3,796,950	3,938,101	37,866	3,836,667

Film costs	319,936	324,118	3,117	304,243
Investments and advances	604,661	458,430	4,408	518,536
Investments in Financial Services, at cost	187,400	116,843	1,123	116,843
Property, plant and equipment	1,374,369	1,198,706	11,526	1,204,837
Other assets	1,220,908	1,294,230	12,445	1,203,849
	¥7,504,224	¥7,330,428	$70,485	¥7,184,975
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥287,867	¥434,406	$4,177	¥339,485
Notes and accounts payable, trade	1,173,483	1,213,959	11,673	906,281
Other	1,439,763	1,319,743	12,690	1,452,756
	2,901,113	2,968,108	28,540	2,698,522

Long-term liabilities:
Long-term debt	939,223	570,192	5,483	650,969
Accrued pension and severance costs	173,605	213,533	2,053	223,203
Other	422,385	360,443	3,465	394,779
	1,535,213	1,144,168	11,001	1,268,951

Minority interest in consolidated subsidiaries	30,270	41,773	402	37,509
Stockholders' equity	3,037,628	3,176,379	30,542	3,179,993
	¥7,504,224	¥7,330,428	$70,485	¥7,184,975

	(Millions of yen, millions of U.S. dollars)
Consolidated	September 30			March 31
ASSETS	2007	2008	2008	2008
Current assets:
Cash and cash equivalents	¥626,984	¥700,923	$6,740	¥1,086,431
Call loan in the banking business	271,638	325,765	3,132	352,569
Marketable securities	495,143	475,158	4,569	427,709
Notes and accounts receivable, trade	1,322,926	1,134,091	10,905	1,090,285
Other	2,277,304	2,493,575	23,976	2,052,669
	4,993,995	5,129,512	49,322	5,009,663

Film costs	319,936	324,118	3,117	304,243
Investments and advances	4,070,400	4,520,940	43,471	4,335,648
Property, plant and equipment	1,412,586	1,228,983	11,817	1,243,349
Other assets:
Deferred insurance acquisition costs	399,244	401,324	3,859	396,819
Other	1,274,699	1,367,539	13,149	1,263,017
	1,673,943	1,768,863	17,008	1,659,836
	¥12,470,860	¥12,972,416	$124,735	¥12,552,739
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥327,135	¥449,528	$4,322	¥355,103
Notes and accounts payable, trade	1,186,260	1,228,377	11,811	920,920
Deposits from customers in the banking business	888,443	1,338,223	12,868	1,144,399
Other	1,574,798	1,495,589	14,381	1,602,945
	3,976,636	4,511,717	43,382	4,023,367

Long-term liabilities:
Long-term debt	1,015,239	649,414	6,244	729,059
Accrued pension and severance costs	180,245	221,084	2,126	231,237
Future insurance policy benefits and other	3,182,692	3,420,503	32,889	3,298,506
Other	570,593	475,152	4,570	528,632
	4,948,769	4,766,153	45,829	4,787,434

Minority interest in consolidated subsidiaries	36,597	262,630	2,525	276,849
Stockholders' equity	3,508,858	3,431,916	32,999	3,465,089
	¥12,470,860	¥12,972,416	$124,735	¥12,552,739

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
Financial Services	Three months ended September 30
	2007	2008	Change	2008

Financial service revenue	¥157,504	¥100,703	-36.1%	$968
Financial service expenses	134,367	124,914	-7.0	1,201
Equity in net loss of an affiliated company	—	(1,068)	—	(10)
Operating income (loss)	23,137	(25,279)	—	(243)
Other income (expenses), net	(72)	(128)	—	(1)
Income (loss) before income taxes	23,065	(25,407)	—	(244)
Income taxes and other	11,766	(7,516)	—	(72)
Net income (loss)	¥11,299	¥(17,891)	—%	$(172)

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Three months ended September 30
	2007	2008	Change	2008

Net sales and operating revenue	¥1,934,650	¥1,976,286	+2.2%	$19,003
Costs and expenses	1,867,724	1,942,565	+4.0	18,678
Equity in net income of affiliated companies	21,146	2,213	-89.5	21
Operating income	88,072	35,934	-59.2	346
Other income (expenses), net	(2,067)	(3,221)	—	(31)
Income before income taxes	86,005	32,713	-62.0	315
Income taxes and other	23,590	923	-96.1	9
Net income	¥62,415	¥31,790	-49.1%	$306

	(Millions of yen, millions of U.S. dollars)
Consolidated	Three months ended September 30
	2007	2008	Change	2008

Financial service revenue	¥151,109	¥97,469	-35.5%	$937
Net sales and operating revenue	1,931,928	1,974,836	+2.2	18,989
	2,083,037	2,072,305	-0.5	19,926
Costs and expenses	1,992,567	2,062,402	+3.5	19,831
Equity in net income of affiliated companies	21,146	1,145	-94.6	11
Operating income	111,616	11,048	-90.1	106
Other income (expenses), net	(2,546)	(3,741)	—	(36)
Income before income taxes	109,070	7,307	-93.3	70
Income taxes and other	35,355	(13,509)	—	(130)
Net income	¥73,715	¥20,816	-71.8%	$200

	(Millions of yen, millions of U.S. dollars)
Financial Services	Six months ended September 30
	2007	2008	Change	2008

Financial service revenue	¥342,344	¥283,728	-17.1%	$2,728
Financial service expenses	285,454	277,362	-2.8	2,667
Equity in net loss of an affiliated company	—	(1,068)	—	(10)
Operating income	56,890	5,298	-90.7	51
Other income (expenses), net	(155)	198	—	2
Income before income taxes	56,735	5,496	-90.3	53
Income taxes and other	25,456	4,077	-84.0	39
Net income	¥31,279	¥1,419	-95.5%	$14

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Six months ended September 30
	2007	2008	Change	2008

Net sales and operating revenue	¥3,736,125	¥3,778,437	+1.1%	$36,331
Costs and expenses	3,604,021	3,704,344	+2.8	35,619
Equity in net income of affiliated companies	43,111	4,453	-89.7	43
Operating income	175,215	78,546	-55.2	755
Other income (expenses), net	(10,583)	(9,839)	—	(94)
Income before income taxes	164,632	68,707	-58.3	661
Income taxes and other	49,168	9,742	-80.2	94
Net income	¥115,464	¥58,965	-48.9%	$567

	(Millions of yen, millions of U.S. dollars)
Consolidated	Six months ended September 30
	2007	2008	Change	2008

Financial service revenue	¥328,161	¥275,851	-15.9%	$2,652
Net sales and operating revenue	3,731,386	3,775,498	+1.2	36,303
	4,059,547	4,051,349	-0.2	38,955
Costs and expenses	3,869,754	3,970,247	+2.6	38,176
Equity in net income of affiliated companies	43,111	3,385	-92.1	33
Operating income	232,904	84,487	-63.7	812
Other income (expenses), net	(18,111)	(14,258)	—	(137)
Income before income taxes	214,793	70,229	-67.3	675
Income taxes and other	74,623	14,436	-80.7	139
Net income	¥140,170	¥55,793	-60.2%	$536

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
Financial Services	Six months ended September 30
	2007	2008	2008

Net cash provided by operating activities	¥67,118	¥116,398	$1,119
Net cash used in investing activities	(388,669)	(333,970)	(3,211)
Net cash provided by financing activities	216,364	247,117	2,376
Net increase (decrease) in cash and cash equivalents	(105,187)	29,545	284
Cash and cash equivalents at beginning of the fiscal year	277,048	137,721	1,324
Cash and cash equivalents at the end of the period	¥171,861	¥167,266	$1,608

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Six months ended September 30
	2007	2008	2008

Net cash used in operating activities	¥(130,514)	¥(257,100)	$(2,471)
Net cash used in investing activities	(154,348)	(170,926)	(1,644)
Net cash provided by financing activities	219,355	2,882	28
Effect of exchange rate changes on cash and cash equivalents	(2,221)	10,091	97
Net decrease in cash and cash equivalents	(67,728)	(415,053)	(3,990)
Cash and cash equivalents at beginning of the fiscal year	522,851	948,710	9,122
Cash and cash equivalents at the end of the period	¥455,123	¥533,657	$5,132

	(Millions of yen, millions of U.S. dollars)
Consolidated	Six months ended September 30
	2007	2008	2008

Net cash used in operating activities	¥(69,035)	¥(144,078)	$(1,385)
Net cash used in investing activities	(548,851)	(488,106)	(4,693)
Net cash provided by financing activities	447,192	236,585	2,275
Effect of exchange rate changes on cash and cash equivalents	(2,221)	10,091	97
Net decrease in cash and cash equivalents	(172,915)	(385,508)	(3,706)
Cash and cash equivalents at beginning of the fiscal year	799,899	1,086,431	10,446
Cash and cash equivalents at the end of the period	¥626,984	¥700,923	$6,740

  (Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥104 = U.S. $1, the approximate Tokyo foreign exchange market rate as of September 30, 2008.

2.	As of September 30, 2008, Sony had 1,029 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method for 71 affiliated companies.

3.
Weighted-average number of outstanding shares used for computation of earnings per share of common stock are as follows.  The dilutive effect in the weighted-average number of outstanding shares mainly resulted from convertible bonds.

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended September 30
	2007	2008
Net income
— Basic	1,002,981	1,003,495
— Diluted	1,051,680	1,049,952

Weighted-average number of outstanding shares	(Thousands of shares)
	Six months ended September 30
	2007	2008
Net income
— Basic	1,002,739	1,003,480
— Diluted	1,052,172	1,050,549

4.
Sony’s comprehensive income is comprised of net income, cumulative effect of an accounting change and other comprehensive income.  Other comprehensive income includes changes in unrealized gains or losses on securities, unrealized gains or losses on derivative instruments, pension liabilities adjustments and foreign currency translation adjustments.  Net income, cumulative effect of an accounting change, other comprehensive income and comprehensive income for the three and six months ended September 30, 2007 and 2008 were as follows:

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
	2007	2008	2008
Net income	¥73,715	¥20,816	$200
Other comprehensive income (loss):
Unrealized gains (losses) on securities	11,568	(15,673)	(151)
Unrealized gains (losses) on derivative instruments	(233)	3,211	31
Pension liabilities adjustments	2,060	1,102	11
Foreign currency translation adjustments	(110,842)	(137,885)	(1,326)
	(97,437)	(149,245)	(1,435)
Comprehensive income (loss)	¥(23,722)	¥(128,429)	$(1,235)

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
	2007	2008	2008
Net income	¥140,170	¥55,793	$536
Cumulative effect of an accounting change	(4,452)
Other comprehensive income (loss):
Unrealized gains (losses) on securities	6,668	(29,530)	(284)
Unrealized gains on derivative instruments	421	4,809	46
Pension liabilities adjustments	544	1,044	10
Foreign currency translation adjustments	1,318	(37,367)	(359)
	8,951	(61,044)	(587)
Comprehensive income (loss)	¥144,669	¥(5,251)	$(51)

5.
Sony periodically reviews the presentation of its financial information to ensure that it is consistent with the way management views the consolidated operations.  Since Sony considers its equity investments to be integral to its operations, effective April 1, 2008, Sony reports equity in net income of affiliated companies as a component of operating income.  Prior to April 1, 2008, equity in net income of affiliated companies was shown below minority interest in income (loss) of consolidated subsidiaries and above net income in Sony’s consolidated results of operations.  As a result of the reclassification, both operating income and income before income taxes increased by ¥21,146 million ($203 million) for the three months ended September 30, 2007, by ¥43,111 million ($415 million) for the six months ended September 30, 2007, by ¥1,145 million ($11 million) for the three months ended September 30, 2008, and by ¥3,385 million ($33 million) for the six months ended September 30, 2008.  The reclassification did not affect net income for the three and six months ended September 30, 2007 and 2008.

6.
In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements”.  FAS No. 157 establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. FAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements.  In February 2008, the FASB issued FASB Staff Positions (“FSP”) FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FSP FAS 157-2, “Effective Date of FASB Statement No. 157”.  FSP FAS 157-1 removes certain leasing transactions from the scope of FAS No. 157.  FSP FAS 157-2 partially delays the effective date of FAS No. 157 for one year for certain nonfinancial assets and liabilities.  In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." FSP FAS 157-3 clarifies the application of FAS No. 157 in a market that is not active. Sony adopted FAS No. 157 on April 1, 2008 with regards to financial assets and liabilities.  The adoption of FAS No. 157 as it relates to financial assets and liabilities did not have a material impact on Sony’s consolidated results of operations and financial position.  Sony is currently evaluating the impact for nonfinancial assets and liabilities.

7.
In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”.  FAS No. 159 permits companies to choose to measure, on an instrument-by-instrument basis, financial instruments and certain other items at fair value that are not currently required to be measured at fair value.  The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings.  Sony adopted FAS No. 159 on April 1, 2008. Sony did not elect the fair value option for any assets or liabilities, which were not previously carried at fair value.  Accordingly, the adoption of FAS No. 159 had no impact on Sony’s consolidated financial statements.  However, its effects on future periods will depend on the nature of instruments held by Sony and its elections under the provisions of FAS No. 159.

8.
Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision will be separately reported from the provision based on the ETR in the interim period in which they occur.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
	2007	2008	Change	2008
Capital expenditures (additions to property, plant and equipment)	¥75,797	¥107,091	+41.3%	$1,030
Depreciation and amortization expenses*	100,572	103,369	+2.8	994
(Depreciation expenses for tangible assets)	(82,311)	(73,734)	-10.4	(709)
Research and development expenses	131,741	132,336	+0.5	1,272

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
	2007	2008	Change	2008
Capital expenditures (additions to property, plant and equipment)	¥170,798	¥184,751	+8.2%	$1,776
Depreciation and amortization expenses*	204,576	195,026	-4.7	1,875
(Depreciation expenses for tangible assets)	(158,587)	(142,228)	-10.3	(1,368)
Research and development expenses	257,724	256,590	-0.4	2,467

* Including amortization expenses for intangible assets and for deferred insurance acquisition costs

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